SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Announcement of Tender Offer for up to US$300.0 million of 2026 Notes by CSN Resources S.A.

São Paulo, February 3, 2022 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) announced today that its Luxembourg finance subsidiary, CSN Resources S.A. (“CSN Resources”), has commenced a cash tender offer (the “Tender Offer”) for up to US$300.0 million in aggregate principal amount (subject to increase or decrease by CSN Resources, in its sole discretion, the “Maximum Tender Amount”) of its outstanding 7.625% Senior Unsecured Guaranteed Notes due 2026 (the “Notes”). The Notes are fully, unconditionally and irrevocably guaranteed by CSN.

The following table sets forth the material pricing terms of the Tender Offer:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Total Consideration(1)	Tender Offer Consideration(2)
7.625% Senior Unsecured Guaranteed Notes due 2026	144A: 12644VAC2 / US12644VAC28 Regulation S: L21779AD2 / USL21779AD28	US$600,000,000	US$1,048.75	US$1,018.75

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(1)	The amount to be paid for each US$1,000 principal amount of Notes validly tendered prior to the Early Tender Date and accepted for purchase. The Total Consideration includes an Early Tender Payment of US$30.00 for each US$1,000 principal amount of Notes. In addition, accrued interest up to, but excluding, the applicable settlement date (“Accrued Interest”) will be paid.
(2)	The amount to be paid for each US$1,000 principal amount of Notes validly tendered after the Early Tender Date but prior to the Expiration Date and accepted for purchase. In addition, Accrued Interest will be paid.

The Tender Offer will expire at 11:59 p.m., New York City time, on March 3, 2022, unless extended by CSN Resources (such time and date, as it may be extended, the “Expiration Date”). Holders of Notes who validly tender (and do not validly withdraw) their Notes at or prior to 5:00 p.m., New York City time, on February 16, 2022, unless extended by CSN Resources (such time and date, as it may be extended, the “Early Tender Date”), will be eligible to receive the Total Consideration, which includes the Early Tender Payment, plus Accrued Interest. Holders of Notes who validly tender Notes after the Early Tender Date but at or prior to the Expiration Date will not be eligible to receive the Early Tender Payment and will therefore only be eligible to receive the Tender Offer Consideration, plus Accrued Interest. Notes that have been validly tendered pursuant to the Tender Offer may be validly withdrawn prior to the Early Tender Date but not thereafter except as may be required by applicable law (as determined by CSN Resources).

The “Total Consideration” for each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase pursuant to the Tender Offer will be US$1,048.75, which includes an early tender payment equal to US$30.00 (the “Early Tender Payment”). Holders who validly tender Notes after the Early Tender Date but at or prior to the Expiration Date and whose Notes are accepted for purchase will not be entitled to receive the Early Tender Payment and will therefore be entitled to receive, for each US$1,000 principal amount of Notes accepted for purchase, US$1,018.75 (the “Tender Offer Consideration”).

CSN Resources, in its sole discretion, may elect to purchase Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Date (and whose Notes are accepted for purchase) one business day following the Early Tender Date but before the Expiration Date. If CSN Resources does not, in its sole discretion, elect to pay for such early tendered Notes prior to the Expiration Date, then all Notes up to the Maximum Tender Amount that are validly tendered and not validly withdrawn in the Tender Offer will be accepted for purchase on a date that is expected to be one business day following the Expiration Date or as promptly as practicable thereafter.

CSN Resources’ obligation to purchase Notes in the Tender Offer is conditioned on the satisfaction or waiver of a number of conditions described in the Offer to Purchase dated February 3, 2022 (the “Offer to Purchase”), including the completion of new debt financing on satisfactory terms and conditions. The Tender Offer is not conditioned upon the tender of any minimum principal amount of Notes. However, the Tender Offer is subject to the Maximum Tender Amount. CSN Resources has the right, in its sole discretion, to increase or decrease the Maximum Tender Amount or to amend or terminate the Tender Offer at any time, including if the conditions of the Tender Offer are not satisfied. If the Tender Offer is terminated at any time, the Notes tendered will be promptly returned to the tendering holders without compensation or cost to such holders and will remain outstanding. CSN Resources reserves the right, in its sole discretion, to not accept any tenders of Notes for any reason. CSN Resources is making the Tender Offer only in those jurisdictions where it is legal to do so.

CSN Resources and its affiliates reserve the absolute right, in their sole discretion, from time to time to redeem or purchase any Notes that remain outstanding after the Expiration Date through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Tender Offer.

The terms and conditions of the Tender Offer are described in the Offer to Purchase. Copies of the Offer to Purchase are available to holders of Notes from D.F. King & Co., Inc., the tender agent and information agent for the Tender Offer (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent by telephone at +1 (800) 967-7510 (U.S. toll free) or +1 (212) 269-5550 (collect), in writing to 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Michael Horthman, or by e-mail to csn@dfking.com.

CSN Resources has engaged Banco BTG Pactual S.A. – Cayman Branch, BNP Paribas Securities Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and UBS Securities LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Banco BTG Pactual S.A. – Cayman Branch at +1 (212) 293-4600 (collect), BNP Paribas Securities Corp. at +1 (888) 210-4358 (U.S. toll free) or +1 (212) 841-3059 (collect), Citigroup Global Markets Inc. at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect), Goldman Sachs & Co. LLC at +1 (800) 828-3182 (U.S. toll free) or +1 (212) 357-1452 (collect), Morgan Stanley & Co. LLC at +1 (800) 624-1808 (U.S. toll free) or +1 (212) 761-1057 (collect), UBS Securities LLC at +1 (888) 719-4210 (U.S. toll free) or +1 (203) 719-4210 (collect).

Disclaimer

None of CSN, CSN Resources, the Dealer Managers, the Tender and Information Agent or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of CSN Resources by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 03, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.